August 25, 2016

Via EDGAR transmission and hand delivery

Mr. Terence O’Brien
Branch Chief
Office of Manufacturing and Construction
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631

Re:      National Steel Company
Form 20-F for the fiscal year ended December 31, 2015
Filed May 16, 2016
Response Letter Dated May 6, 2016

File No. 1-14732

Dear Mr. O’Brien:

Reference is made to the comment letters from the staff of the United States Securities and Exchange Commission (the “Staff”) received by Companhia Siderúrgica Nacional (the “Company” or “CSN”) on June, 22, 2016, concerning the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2015 and filed on May, 16, 2016 (the “2015 Form 20-F”) and on December 15, 2015, February 8, 2016 and April 15, 2016 concerning the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2014 and filed on April 30, 2015 and the Company’s report on Form 6-K furnished to the SEC on March 29, 2016. On January 14, 2016, March 8, 2016 and May 6, 2016 we provided letters with our responses to the Staff’s comments. This letter provides the Company’s responses to the Staff’s comments in your June 22, 2016 letter. For your convenience, we have reproduced below in italics the Staff’s comments and have provided responses immediately below such comments. All page numbers referred to herein are to the 2015 Form 20-F.

Because of the sensitive nature of information contained herein, we have filed a separate letter (the “Request Letter”) with the Office of FOIA Services (the “FOIA Office”) in connection with a request for confidential treatment of certain portions of this letter under the Freedom of Information Act, 5 U.S.C. § 552 (“FOIA”), 17 C.F.R. § 200.83 (“Rule 83”), and the Securities and Exchange Commission (the “Commission”) rules and regulations promulgated under FOIA. For the Staff’s reference, we have enclosed a copy of the Request Letter with this copy of the correspondence marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with Rule 83, the Company requests confidential treatment of the portions marked with “[***]” (the “Confidential Information”) of this letter and the accompanying Request Letter (collectively, the “Confidential Material”). Please promptly inform the undersigned of any request for disclosure of the Confidential Material made pursuant to FOIA or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83. In accordance with Rule 83, this letter has also been clearly marked with the legend “CONFIDENTIAL TREATMENT REQUESTED BY NATIONAL STEEL COMPANY PURSUANT TO RULE 83”.

Companhia Siderúrgica Nacional
Escritório Central Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio Financial Faria Lima Center Cep: 04538-132 - São Paulo - SP	1

SEC Comment No. 1.

Operating and Financial Review and Prospects, page 74

Critical Accounting Estimates, page 82

Deferred Tax Assets, page 84

1)      We note the disclosures you have provided in Note 15.b. regarding the realizability of your deferred tax assets. Please provide a more detailed description of the positive and negative evidence you considered in making your determination of realizability of these assets and how that evidence was weighted.

For example, describe the nature of the underlying deferred tax assets that were reduced in accordance with IAS 12.56 and explain how you determined that those remaining balances will be utilized. If you are relying on the reversal of your deferred tax liabilities, please disclose as such and confirm that the deferred tax liabilities will reverse in the same period, are for the same jurisdiction, and are of the same character as the temporary differences giving rise to the deferred tax assets. If you are relying on the recognition of future pre-tax income, please disclose the amount of pre-tax income that you need to generate to realize the deferred tax assets. If you are relying on tax planning strategies, please disclose the nature of your tax planning strategies, how each strategy supports the realization of deferred tax assets, and any uncertainties, risks, or assumptions related to these tax-planning strategies. Refer to Section 501.14 of the Financial Reporting Codification for guidance.

Response to Comment No. 1.

The test of deferred tax assets realization is performed at the legal entity level and is not done on a consolidated basis. Our deferred tax assets subject to tests are substantially at the parent company level (98% of the consolidated carrying amounts) and other consolidated entities do not have material tax assets. The test was performed in the second semester of 2015, based on account balances as of June 30 2015. There were no substantial changes in our operations on December 31, 2015 that could materially modify our projections or our recorded amount of DTA.The parent company consists of the following businesses:

Companhia Siderúrgica Nacional
Escritório Central Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio Financial Faria Lima Center Cep: 04538-132 - São Paulo - SP	2

•         Flat steel in Brazil;

•         Long steel in Brazil;

•         Mining (transferred to Congonhas Minérios on November 30, 2015 as a result of the business combination with Namisa);

•         Cement; and

•         Interest in Usiminas held at fair value;

We have deferred tax assets on tax losses and temporary differences, as disclosed in our financial statements in note 15, related mainly to the following:

Nature	Brief description
Tax losses	In 2011 we began incurring tax losses at the parent company level mostly because of high finance expenses, as substantially all our loans and financings are on this level.
Exchange difference expenses

Since 2012 we have opted to deduct this expense item on a cash basis. As we have operated without taxable profit (at the parent company level), it would not make sense to use this deductibility year by year (accrual basis). As a result of the cash basis tax treatment, taxes are only due and expenses are only deductible upon maturity of the debt.

Losses on Usiminas shares	The losses on Usiminas shares are recognized on an accrual basis, but the taxable event will occur only at the time of divestment.
Other provisions

Various accounting provisions are recognized on an accrual basis, but their taxation occurs only at the time of settlement, such as provisions for contingencies, impairment losses, environmental liabilities, etc.

We prepared projections for the next 10 years for our parent company based on our financial model which is aligned to the long term business plan of CSN. For the test we selected a base scenario, which uses assumptions based on market projections and internal studies.

The main assumptions used in our model are presented in the following table:

Companhia Siderúrgica Nacional
Escritório Central Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio Financial Faria Lima Center Cep: 04538-132 - São Paulo - SP	3

Foreign exchange (R$ per US$)	Minimum 3.95; Maximum 4.68.
Inflation (% p.a.)	Minimum 4.7; Maximum 6.1.
SELIC Interest rate (% p.a.)	Minimum 10.3; Maximum 13.7.
Flat steel sales volume (Mtpa)	[***]
Flat steel price (US$/t)	[***]
Iron ore sales volume (Mtpa)	[***]
Iron ore price 62% (US$/dmt)	[***]

The model for projection of taxable profit considers 2 main indicators:

•      Pre-Tax Profit, reflecting our projected EBITDA plus depreciation, other income and expenses and finance income (expenses); and

•      Taxable Profit, which is our pre-tax profit plus (minus) expenses and income items that are taxable at a time different from the time obtained on an accrual basis (temporary differences).

Taxable profit is obtained considering adjustments to pre-tax profits for the following main items:

➢  Foreign Exchange differences: are expected to be offset against future profits based on the original maturities of debts owed to third parties and rescheduling of maturities of  intercompany debts (to match the periods of greater profitability);

➢  Losses on Usiminas: the model assumed using the tax assets at the time of sale of the shares (and realization of losses), within the divestment timeframe agreed to with Brazilian antitrust authorities (CADE).

➢  Other provisions: in view of the unpredictability of the occurrence of losses for which we have recorded provisions, we assumed an even 10% utilization per year; and

➢  Tax loss: utilization is limited under Brazilian law to 30% of the tax payable in a given year. Under Brazilian law income tax losses do not expire and may be used to offset future taxable profits.

Our model further considers a combination of scenarios of liquidity events in order to obtain resources for CSN that would reduce leverage and, consequently, lower financial expenses. The sale of assets is one of the alternatives in the company's profitability for the following years, as it would accelerate the reduction of financial expenses below the operating profit at the parent company level. The company has a divestment plan in progress in order to achieve the targeted sale of assets, conditioned upon obtaining an acceptable asset pricing offer at our discretion. The divestment plan was approved by our Board of Directors and it is expected to occur between the years [***]      .

Companhia Siderúrgica Nacional
Escritório Central Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio Financial Faria Lima Center Cep: 04538-132 - São Paulo - SP	4

On the other hand, as a negative factor, CSN has experienced income tax losses in most of the last five years resulting from the deterioration of the Brazilian political and macroeconomic environment, as well as due to the growth of financial leverage, which has unbalanced the relationship between operating and financial results at the parent company level.

In summary, the main positive and negative evidences we considered in making our projections were:

I)                   Positive: Operating profit, sale of assets, non-expiration on tax losses benefit and extinguishment of the financial expenses arising from the pre-existing relationship between Namisa and the Parent Company and dividends to be received from Congonhas.

II)                Negative: Historical tax loss, increase in costs of iron ore, as from the business combination Congonhas started selling it at market price, utilization of tax loss is limited under Brazilian law to 30% of the tax payable in a given year.

The results projected in 2015 for the next years are included in the table below:

[***]

Considering the results above, we projected the utilization of the deferred tax assets according to the schedule of reversal of temporary differences by comparing them with the profits available in future periods.

The taxable profit available for the next 10 years at the parent company level, according to our projection would be [***] in profits at the parent company level to fully utilize our tax credits balance recorded at December 31, 2015. As a result and as described in note 15(b), “Impairment test - Deferred taxes,” we have stopped recording deferred tax assets in the third quarter of 2015 because in certain stress scenarios the recovery of deferred tax assets could not be fully realized, as discussed in more detail in our response to the Staff’s comment No. 3 below.

Companhia Siderúrgica Nacional
Escritório Central Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio Financial Faria Lima Center Cep: 04538-132 - São Paulo - SP	5

SEC Comments No. 2 and 3.

Results of Operations, page 86

Income Taxes, page 92

2)      You indicate that your effective tax rate was positively impacted by an R$829,265 benefit related to results of subsidiaries taxed at different rates or not taxed. We note that for 2014 this benefit was only R$1,772. Please expand your disclosures to discuss the underlying factors that contributed to this change so that readers can understand this variance and assess any continuing impact of subsidiaries taxed at different rates or not taxed. To the extent material factors in your foreign operations include changes in your jurisdictional mix of income that may be impacting your effective tax rate, explain the changes and factors.

3)      You indicate your effective tax rate was negatively impacted by an R$177 million adjustment related to tax loss and negative basis for which the tax credit was not recorded and a negative impact of R$1,143 million related to tax credits not recorded in the year. Please expand your disclosures to provide the underlying facts and circumstances that led to these adjustments so that readers can fully understand the nature of these items.

Response to Comment No. 2.

The profits of certain of our foreign subsidiaries are taxed in the respective jurisdictions based on the local tax rates and currency. The accounting effects of the translation of these subsidiaries accounts (investments) from local currencies into the parent company’s currency (Brazilian Reais) are recorded in our consolidated statement of income. Even though translation effects are not subject to taxation it generates differences in the calculation of our effective tax rate.

During 2015, there were no changes in the procedures adopted by us or in the relevant laws in such jurisdictions. The difference between 2015 and 2014 is due to the significant devaluation of the Brazilian reais versus the foreign currencies as shown in the table below (dollar and euro) in such periods (such devaluation was not as relevant in 2014 comparing to 2013):

Currencies	2015	2014	2013
Brazilian Reais x US Dollar	3.9048	2.6562	2.3426
Brazilian Reais x Euro	4.2504	3.2270	3.2265
Euro x US Dollar	1.0885	1.2149	1.3773

Companhia Siderúrgica Nacional
Escritório Central Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio Financial Faria Lima Center Cep: 04538-132 - São Paulo - SP	6

Some of these foreign subsidiaries are presented in note 2.b.

We intend to expand our disclosures in future filings to provide more detailed information.

Response to Comment No. 3.

As described in our response to the Staff’s comment No. 1 and in note 15(b), “Impairment test - Deferred taxes,” we have stopped recording deferred tax assets on tax losses and temporary differences in the third quarter of 2015 because our studies on the recovery of deferred tax assets indicated that in certain stress scenarios our tax assets could not be fully realized.

Since the beginning of 2015, we had been monitoring the deteriorating economic environment in Brazil. Due to the worsening of the economic and political scenario, the foreign exchange rate devaluation intensified in the middle of the year, increasing significantly our financial expenses and reducing operating results. Therefore, we reviewed our deferred tax assets (DTA) realization studies in the third quarter of 2015 and concluded that it would not continue recording DTA beyond June 30, 2015.

We intend to expand our disclosures in future filings to provide more detailed information.

SEC Comment No. 4.

Financial Statements

Statements of Income, page F-3

4)      We note that R$358,008 of your $1,615,951 profit for the year ended December 31, 2015 was allocated to non-controlling interests. Please provide the disclosures required by IFRS 12.12, and discuss the underlying reasons for changes in the profit or loss allocated to non-controlling interests.

Response to Comment No. 4.

As mentioned to the Staff, we are still discussing this response with our independent auditors and will file an additional letter with it upon completing these discussions.

Companhia Siderúrgica Nacional
Escritório Central Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio Financial Faria Lima Center Cep: 04538-132 - São Paulo - SP	7

SEC Comment No. 5.

Statements of Changes in Stockholders’ Equity, page F-6

5)      Please explain to us the nature of the R$674,354 non-controlling interests’ earnings reserve adjustment recognized in your Consolidated Statement of Changes in Shareholder’s Equity.

Response to Comment No. 5.

As mentioned to the Staff, we are still discussing this response with our independent auditors and will file an additional letter with it upon completing these discussions.

SEC Comment No. 6.

Note 2- Summary of Significant Accounting Policies, page F-8

2.a.a) Restatement of accounting balances, page F-23

6)      Please explain the difference in the reclassification amounts you made on your balance sheet to those made on your statements of cash flows for 2014 and 2013.

Response to Comment No. 6.

The amounts reclassified in the balance sheets refer to the accounting balances of transactions at the end of each reporting period. On the other hand, the reclassified amounts in the statements of cash flows arise from the balance movement between the years of these same transactions, net of interest and foreign exchange differences, which were previously recorded under trade payables, in cash flows of operating activities, and that were reclassified to cash flows of financing activities.

Companhia Siderúrgica Nacional
Escritório Central Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio Financial Faria Lima Center Cep: 04538-132 - São Paulo - SP	8

SEC Comment No. 7.

2.n) Concessions, page F-16

7)      We have read your response to prior comment 1 from our letter to you dated February 8, 2016. As previously requested, please quantify the amount of your assets which are subject to reversion to the grantor.

Response to Comment No. 7.

We submitted this information in our response letter dated May 6, 2016. We have copied the relevant portion of our response below for ease of reference and are available, should you need any additional information.

From our response letter dated May 6, 2016:

The residual carrying amounts subject to reversion to the grantor in our concessions at December 31, 2015 are listed below with an indication of their classification in our financial statements:

Concession	Residual carrying amount	Classification in the balance sheet
TECON	R$ 244 million	Fixed assets: Property, plant and equipment Intangible assets: software
TECAR	R$ 1,611 million	Fixed assets: Property, plant and equipment Intangible assets: software
FTL	R$263 million	Fixed assets: Property, plant and equipment Intangible assets: software
TLSA	R$7,001 million(1)	Investments
MRS	R$3,679 million(2)	Investments

(1)           The amount of fixed and intangible assets is recognized in TLSA’s financial statements. We recognize our interest in the net assets of TLSA under the equity method and our investment balance in TLSA as of December 31, 2015 was R$1,930 million.

(2)           The amount of fixed and intangible assets is recognized in MRS’s financial statements. We recognize our interest in the net assets of MRS by the de equity method and our investment balance in MRS as of December 31, 2015 was R$557 million.

Companhia Siderúrgica Nacional
Escritório Central Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio Financial Faria Lima Center Cep: 04538-132 - São Paulo - SP	9

SEC Comments No. 8 and 9.

2.r) Income tax and social contribution, page F-17

8)      We note that you have revised your accounting for the calculation of current and deferred income taxes to no longer base those amounts on substantially enacted laws. With reference to IAS 12.46 please explain this apparent change in your accounting.

9)       We note that you have revised your accounting for your annual review of your deferred income tax and social contribution assets such that, rather than recognizing a loss when the realization of these assets is no longer probable, you now provide a provision when their realization is not likely in less than 10 years. With reference to IAS 12.56, please address the appropriateness of this apparent change in your accounting. Also, explain if this apparent change in your accounting impacted how and when you recognized a loss on these assets.

Response to Comment No. 8.

In our annual review of the explanatory notes on accounting practices, we eliminated the term “substantially enacted” because in the jurisdictions in which we operate our businesses, there has not been, in the last several years, the application of tax rates based on substantially enacted laws. The relevant laws in these jurisdictions are the fully enacted laws. Therefore, there was no change in our accounting policies, only a text revision to exclude a situation that in practice does not affect our business.

Response to Comment No. 9.

When setting up and maintaining deferred tax assets, we assess the existence of future profits according to IAS12. Our accounting policy limits the projection of future profits to a period not exceeding 10 years, which we consider a reasonable horizon for foreseeability. This has been our accounting practice in the last years and there was no change in 2015.

However, as the studies of recovery of tax assets, described in note 15(b), indicate that in some stress scenarios the tax assets could not be fully realized, differently from prior years, we reviewed the note in order to include this additional detail regarding the 10-year limitation.

Companhia Siderúrgica Nacional
Escritório Central Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio Financial Faria Lima Center Cep: 04538-132 - São Paulo - SP	10

SEC Comments No. 10 and 11.

Note 3- Business Combinations – Acquisition of control of Nacional Minerios (Namisa), page F-25

3.3b.1 Fair value of the assets and liabilities acquired, page F-29

10)  Please explain the nature of the R$7,870,627 fair value allocated to the line item ROM and port advance – Congonhas and the appropriateness of allocating a portion of the purchase price to this line item. We note that the explanation on page FS-30 indicates that this asset is related to an agreement between Namisa and Congonhas. Further, we note that Namisa’s financial statements indicate that this line item reflects advances to CSN for the purchase of raw material and port services. It is unclear why this receivable is not eliminated upon CSN’s acquisition of Namisa.

11)  Please explain why the entire balance of Namisa’s R$1,156,800 dividends proposed liability has been reflected in the purchase price allocation. In this regard, we note from Namisa’s financial statements that R$694,000 of those dividends relate to payments due to CSN.

Response to Comment No. 10.

The amount of R$7,870,627 results from the advantage to Namisa from the pre-existing ROM and Port Services agreements derived from the comparison between the purchase prices in the agreement and market conditions for similar services at the time of the transaction, as assessed by independent firms. This amount also represented a disadvantage in the view of the acquirer Congonhas Minérios.

After the identification of this amount in Namisa’s assets, arising from pre-existing relationships and under IFRS 3 we eliminated this amount from the purchase price, which would result in a loss for disadvantage at Congonhas. However, Congonhas also had obligations arising from the agreement recorded in the balance sheet of R$9,424,748, which were also extinguished.

Accordingly, rather than eliminating the disadvantage directly in the statement of income, we eliminated from the purchase price the amount of the disadvantage in consideration for the amount recorded as obligation in the balance sheet of Congonhas and, subsequently, recognized the result of this comparison in the statement of income.

Companhia Siderúrgica Nacional
Escritório Central Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio Financial Faria Lima Center Cep: 04538-132 - São Paulo - SP	11

This resulted in a gain recorded in the amount of R$621,648, represented by the difference between the disadvantage eliminated from the purchase price (R$7,870,627) and the liability extinguished (R$9,424,748), considering the 40% interest held in Namisa by the Asian consortium. The following tables summarizes the impact:

Thousands of Brazilian Reais
(+) Liability recorded in Congonhas (asset in Namisa) extinguished by Business Combination	9,424,748
(-) disadvantage eliminated from the purchase price (items B51 and B52 of IFRS3)	(7,870,627)
(=) Gain in extinguishment of preexisting relationship	1,554,121
40% held by Asian Consortium	621,648

Finally, we confirm that this receivable and liability were fully extinguished in the context of the business combination and no asset or liability arising from the agreements remains on the balance sheets.

Response to Comment No. 11.

Dividends in the amount of R$1,156,800 were declared by Namisa prior to the business combination proportionally to the shareholders (60% CSN and 40% Asian Consortium). Congonhas acquired Namisa and succeeded it in this liability.

In our consolidated financial statements the amount owed by Congonhas to CSN (60% of the total) was eliminated along with the respective receivable previously recorded in the parent company balance sheet, as required by IFRS 10, with R$462,800 remaining in the consolidated financial statements.

SEC Comment No. 12.

3.4 Effects reflected in CSN parent company – Transaction between partners recorded in equity, page F-30

12)  We note that as indicated on F-38, the fair value of the 12.48% change in CSN’s shareholding in Congonhas Minerios was R$2,619. Please explain the apparent disparity of this fair value in light of CSN’s R$2727 payment for 4.16% of Congonhas Minerios shares held by the Consortium

Companhia Siderúrgica Nacional
Escritório Central Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio Financial Faria Lima Center Cep: 04538-132 - São Paulo - SP	12

Response to Comment No. 12.

This apparent disparity may be better understood when analyzing the transaction as a whole (which is how it was negotiated between the parties), considering the fair value of the Asian Consortium’s participation in Namisa vis-à-vis the fair value of the final participation of the Asian Consortium in Congonhas.

The final participation of the Asian Consortium in Congonhas (12.48%) was achieved by means of the implementation of a number of steps. As a result of the implementation of these steps, the Asian Consortium received shares of Congonhas and cash with the same value of its participation in Namisa. As part of the various steps to achieve this result, we acquired a 4.16% interest in Congonhas at a premium. Nonetheless, collectively the different steps result in considerations being received by the parties in an economically even proportion to what has been contributed by each of them.

The fair value of the 40% of Namisa held previously by the Consortium was R$ 5,350 million. This is the same fair value of the 12.48% final participation of the Asian Consortium in Congonhas plus the cash consideration paid by us to the Asian Consortium, as shown in the following table:

R$ million
Consideration transferred by the Asian Consortium to Congonhas
Fair value of Namisa – Note 3.3(a)(iii)	13,375
40% delivered by the Asian Consortium (a)	5,350

Consideration transferred by Congonhas to the Asian Consortium
Payment related to 4.16% interest in Congonhas - Note 3.3.(a)(i)	2,727
Fair value of the shares issued by Congonhas – 12.48% Note 3.3.(a)(ii)	2,619
Adjustments to working capital and debt - Note 3.3.(a)(i)	6
Total consideration (b)	5,352
(a)/(b) – Exchange ratio	0.999

SEC Comment No. 13.

9.c Rollforward of investment balances in joint ventures, associates and other investments, page F-35

13)  With reference to the items you refer to in Note (1) and (4), please explain how you determined Namisa’s R$10,160,981 investment balance and why that amount was not used in the determination of the gain on your 60% interest in Namisa as presented in Note 3.

Companhia Siderúrgica Nacional
Escritório Central Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio Financial Faria Lima Center Cep: 04538-132 - São Paulo - SP	13

Response to Comment No. 13.

The amount of Namisa investment measured under the equity method, calculated based on the balance sheet as of November 30, 2015 before the business combination, was R$10,160,891. This equity includes the dividends declared by Namisa, as described in Note 3.1 – Purpose of the transaction. In note 9.c. these amounts could also have been presented on a segregated basis, but we elected to present them jointly.

We present below a reconciliation between the amounts presented in Note 9.c and Note 3:

Thousands of R$
Namisa equity at November 30, 2015	16,934,968
60% interest informed in Note 9.c	10,160,981
Events held immediately before the combination
Dividends paid Namisa (R$5.4 billion * 60%) – Note 3.1	(3,239,040)
Dividends payable (R$1,156,800 - R$55,764 declared in 2014) * 60%	(660,622)
Realization of CTA[1]	(96,982)
60% informed in Note 3 (before business combination)	6.164.337

1 – Realization of CTA (cumulative translation adjustments) of companies abroad settled with the transaction and transferred to profit or loss. We note that the investment of R$10,160,981 does not include such realization, which is informed in the line item share of profit (loss) of investees in the same table of note 9.c.

SEC Comments No. 14, 15 and 16.

Note 15- Income Tax and Social Contribution, page F-57

14)  We note that you have reflected an R$632,030 adjustment related to the fair value on Namisa stake of 60% as part of your rate reconciliation on page F-58. Please explain why this adjustment is not reflected in deferred tax liability movements on page F-59. In this regard, also explain why the R$317,041 deferred tax liability movement related to the fair value adjustment of the mining business combination reflected on page F-59 does not appear to impact your rate reconciliation.

15)  On page F-59, you indicate in the (*) footnote to your tabular presentation of movements in your deferred tax assets and liabilities that you tax foreign exchange differences on a cash basis to calculate income tax and social contribution. We have the following comments regarding this disclosure:

Companhia Siderúrgica Nacional
Escritório Central Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio Financial Faria Lima Center Cep: 04538-132 - São Paulo - SP	14

•         Please explain what you mean by this statement in light of the fact that we see no adjustment related to foreign exchange differences in your rate reconciliation on page F-58; and

•         Please explain how you determined the R$1,416,919 profit or loss movement and how that amount relates to exchange differences, net reflected in your financial statements.

16)  We note from your disclosures that your study indicated probable future taxable income to compensate the deferred income tax and social contribution balances recognized until June 30, 2015, and your Board of Directors agreed to not record the deferred income tax and social contribution as from the 3rd quarter of 2015. Please address the following comments:

•         Explain the nature of your R$1,143,365 deferred taxes on temporary differences – non computed adjustment in your rate reconciliation on page F-58, as well as your R$1,133,091 deferred taxes non computed movement in your tabular presentation on page F-59. In this regard, if these amounts relate to the application of IAS12.56 and your determination that it is no longer probable that sufficient taxable profit will be available to allow the benefit of a portion of your deferred tax assets to be utilized, revise your disclosure to clarify;

•         Explain what you mean by your statement “If the tax credit for the second quarter was constituted, the amount would be R$1.09 billion;” and

•         In light of your statement that you did not recognize deferred income tax and social contributions as from the 3rd quarter of 2015, provide the disclosures required by IAS 12.81f.

Response to Comment No. 14.

The fair value adjustment of the 60% stake previously held in Namisa (R$1,859 million) is not taxable according to Brazilian income tax rules. The fair value of the investment in Namisa has been included in the purchase price, being allocated to the assets and liabilities through the Purchase Price Allocation (PPA) and through goodwill. The deferred income tax has been recorded for when the tax basis for the assets acquired and liabilities assumed differ from their accounting basis. In accordance with paragraph 21 of IAS 12, the DTL (deferred tax liabilities) is not recorded on goodwill.

Companhia Siderúrgica Nacional
Escritório Central Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio Financial Faria Lima Center Cep: 04538-132 - São Paulo - SP	15

Accordingly, when presenting the reconciliation of the effective rate in Note 15.a., this amount is considered as a reconciling item.

The amount of R$317,041 is related to the effect of a DTL from the settlement of the 60% of the pre-existing relationship between Congonhas and Namisa as described in note 3.3.a to the financial statements, which generated a gain in Congonhas. The DTL was offset by the effect of a DTA at Namisa (negative adjustment from the settlement of such relationship), prior to the business combination. The settlement of the 60% creates a tax difference, which according to Brazilian tax rules arises from differences between the accounting basis and the tax basis. When Namisa was merged into Congonhas, the DTL was reversed with the DTA, and thus not affecting the rate reconciliation.

Response to Comment No. 15.

Brazilian tax laws allow foreign exchange currency differences derived from foreign transactions (i.e. loans in foreign currency) by companies headquartered in Brazil to be taxed at the time of repayment. Recording of the foreign exchange difference on an accrual basis creates differences between the tax and the accounting bases, which results in the DTA. As this is only a temporary difference, there is no amount to be informed in the reconciliation of the effective rate in Note 15.a.

The tax asset of R$ 1,416,919 arises from applying the tax rate of 34% to part of the foreign exchange currency difference expense recorded in our statement of income, in the amount of R$4,167,409, mainly due to loans in the parent company in Brazil. This tax asset is recorded as a non-current asset in the line item of deferred tax assets and is tested for impairment annually, as described in Note 15.

Response to Comment No. 16.

As described in note 15(b), “Impairment test - Deferred taxes,” we stopped recording deferred tax assets on tax losses and temporary differences in the third quarter of 2015 because our studies on the recovery of deferred tax assets indicated that in certain stress scenarios our tax assets could not be fully realized. In our response to the Staff’s comment No. 1 above we have detailed this study. The amount of R$1,133,091 results from the application of 34% (our base income tax rate) on the movement of temporary differences from June 30, 2015. The main movement is related to foreign expenses from foreign exchange variations on our indebtedness.

Companhia Siderúrgica Nacional
Escritório Central Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio Financial Faria Lima Center Cep: 04538-132 - São Paulo - SP	16

Consequently, the temporary differences between the tax basis and the tax assets recorded in the statement of income or in shareholders’ equity generates deferred tax assets, for which a provision for loss of R$1,143,365 was recorded, as presented in table 15.a, affecting the effective rate. The amount of R$1,133,091 presented in table 15.b considers only the parent company because for certain subsidiaries we elected to present the tax asset on a net basis. We did not include a discussion on this difference in the explanatory note because we consider the difference immaterial.

In our statement “If the tax credit for the second quarter was constituted, the amount would be R$1.09 billion;”, there was a typing error since our intention was to reaffirm that in the second half of 2015 the net effect of the application of IAS 12 resulted in not constituting deferred tax credits in the amount of R$1.1 billion (which has an effect similar to recognizing a provision for losses), as shown in the table in note 15.b.

Additionally, we confirm that IAS 12.81.f. does not apply to us.

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If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Andrew Jánszky at +55-11-3927-7701, Felipe Camara at +55-11-3927-7716 or Luiz Henrique de Carvalho Vieira Gonçalves at +55-11-3049-7508.

Sincerely, _______________________ Companhia Siderúrgica Nacional By: Pedro Gutemberg Quariguasi Netto Title: Executive Officer

Companhia Siderúrgica Nacional
Escritório Central Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio Financial Faria Lima Center Cep: 04538-132 - São Paulo - SP	17